UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For February 7, 2017

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

February 7, 2017.

Messrs.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Ref. Transportadora de Gas del Sur S.A. (“TGS”)

Dear Sirs,

In accordance with the requirements set forth in the regulations under the United States Securities and Exchange Act, we inform in relation to the Public Offer to Purchase after Change of Control and acquisition of Indirect Material Participation that will be held by Grupo Inversor Petroquímica S.L., WST S.A. and PCT LLC (the “Offerors”) for a maximum of 194,651,345 Class B common shares representing up to 24.5% of the total share capital of Transportadora de Gas del Sur S.A. (the "Local Offer"), that the Offerors have notified TGS about the launch of the Local Offer and have published in the Daily Bulletin of the Buenos Aires Stock Exchange (i) the prospectus of the OPA dated February 3, 2017, (ii) the announcement of the Local Offer, (iii) the Local Offer acceptance form, and (iv) the comparative price table required by Article 28 of Chapter II of Title III of Comisión Nacional de Valores (New Text 2013).

Sincerely,

Silvia Migone Díaz

Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice president

Date: February 7, 2017